
ELEMENTIS

May 23, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sir or Madam:

Elementis plc: Rule 12g3-2(b) - exemption number 82-34751

We, Elementis plc ("Elementis"), refer to our letter to the United Securities and Exchange and Commission (the "SEC") dated 24 September 2003 which, with its exhibits, was furnished to the SEC in order to establish for Elementis the exemption from the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Elementis is a company incorporated under the Companies Act 1985 of Great Britain (the "Companies Act") with shares admitted to the UK Official List and to trading on the London Stock Exchange. As a result it is obliged (i) under the Companies Act to file certain information with the Registrar of Companies in England and Wales (the "Registrar of Companies"), (ii) under the Companies Act to notify certain information to its shareholders, (iii) under the UK Disclosure Rules, the UK Listing Rules and the UK Prospectus Rules to announce certain information publicly by notifying such information to a Regulatory Information Service, and (iv) under the UK Listing Rules to notify certain information to its shareholders.

We enclose, as Annex A, a revised list for the purpose of meeting the requirements of Rule 12g3-2(b)(1)(iv) under the Exchange Act. This list is divided into the following parts:

1. Information to be filed by Elementis with the Registrar of Companies using certain Companies Act forms
2. Other information to be filed by Elementis with the Registrar of Companies
3. Information to be notified by Elementis to shareholders under the Companies Act
4. Information to be announced publicly by Elementis under the UK Listing Rules, the UK Disclosure Rules and the UK Prospectus Rules
5. Information to be notified by Elementis to shareholders under the UK Listing Rules

If you have any questions or comments concerning the letter, please contact the undersigned on 609 443 2317.

Very truly yours,




06013976

Walker Allen
General Counsel
Elementis Worldwide Inc.
on behalf of
Elementis plc

Elementis Worldwide Inc.
PO Box 700
329 Wyckoffs Mill Road
Hightstown, New Jersey
08520 USA

Annex A

Introduction

Elementis is a company incorporated under the Companies Act 1985 of Great Britain (the "Companies Act") with shares admitted to the UK Official List and to trading on the London Stock Exchange. As a result it is obliged (i) under the Companies Act to file certain information with the Registrar of Companies in England and Wales (the "Registrar of Companies"), (ii) under the Companies Act to notify certain information to its shareholders, (iii) under the UK Disclosure Rules, the UK Listing Rules and the UK Prospectus Rules to announce certain information publicly by notifying such information to a "Regulatory Information Service" (such as the London Stock Exchange's Regulatory News Service), and (iv) under the UK Listing Rules to notify certain information to its shareholders.

This Annex contains five parts, as follows:

1. Information to be filed by Elementis with the Registrar of Companies using certain Companies Act forms

2. Other information to be filed by Elementis with the Registrar of Companies

3. Information to be notified by Elementis to shareholders under the Companies Act

4. Information to be announced publicly by Elementis under the UK Listing Rules, the UK Disclosure Rules and the UK Prospectus Rules

5. Information to be notified by Elementis to shareholders under the UK Listing Rules

PART 1

Forms to be filed with the Registrar of Companies

This Part summarises information that, under the Companies Act, Elementis is required to file with the Registrar of Companies using certain Companies Act forms.

Section / No	Filing	Time Limit
6	Notice of application to the Court for cancellation of alteration to the objects of a company.	Forthwith on the making of the application. Copy of the order and (if applicable) the memorandum as altered within 15 days.
88(2)	Return of allotment(s) of shares.	Within one month after the allotment.
88(3)	Particulars of a contract relating to shares allotted as full or partly paid up other than in cash.	Within one month after the allotment.
122	Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion of re-conversion of stock into shares.	Within one month of the event.
123	Notice of increase in nominal capital	Within 15 days after the passing of the resolution authorising the increase.
128(1)	Statement of rights attached to allotted shares.	Within one month from allotting the shares.
128(3)	Statement of particulars of variation of rights attached to shares.	Within one month from the date the variation is made.
128(4)	Notice of assignment of name or new name to any class of shares.	Within one month of the change.
139	Application by a public company for re-registration as a private company following a Court ordered reduction of capital.	On application.
169	Return by a company purchasing its own shares.	Within 28 days after the date on which any shares purchased are delivered to the company.
169(1B)	Return by a public company purchasing its own shares for holding in treasury.	28 days.
169A(2)	Return by a public company cancelling or selling shares from treasury.	28 days.

Section / No	Filing	Time Limit
190	Notice of location where the register of holders of debentures or a duplicate is kept or of any change in that location.	On change occurring.
190a	Notice of location for inspection of a register of holders of debentures which is kept in a non-legible form, or in the change in that location.	On change occurring.
225	Notice of change in accounting reference date.	On application.
287	Notice of change in situation or address of registered office.	On application.
288a	Appointment of director or secretary.	Within 14 days of appointment.
288b	Termination of appointment of director or secretary.	Within 14 days of termination.
288c	Change of particulars of director or secretary.	Within 14 days of the change.
318	Notice of location where copies of directors' service contracts and any memoranda are kept or any change in that location.	On change.
325	Notice of location where register of directors' interests in shares etc is kept or of any change in that location.	On change.
325a	Notice of location for inspection of register of directors' interests in shares etc which is kept in non-legible form, or of any change in that location.	On change.
353	Notice of location where register of members is kept or of any change in that location.	On change.
353a	Notice of location for inspection of a register of members which is kept in non-legible form, or of any change in that location.	On change.
362	Notice of location where an overseas branch register is kept, of any change in that location, or of discontinuance of any such register.	Within 14 days of the opening of the branch office or the change or discontinuance.
362a	Notice of place for inspection of an overseas branch register which is kept in a non legible form, or of any change in that place.	14 days.
363a	Annual Return containing company details and details of officers.	Return to be made up to the anniversary of the date of incorporation or the

Section / No	Filing	Time Limit
		date of the last return. To be delivered to the Registrar of Companies within 28 days after the date to which it is made up.
363A Sch	Annual Return (schedule).	28 days.
363s	Annual return declaration.	To be filed at the time of filing of the annual return (Form 383a).
391	Notice of passing of resolution removing an auditor.	Within 14 days after passing of resolution removing auditor.
395	Particulars of a mortgage or charge.	Within 21 days after the creation of the charge.
397	Particulars for the registration of a charge to secure a series of debentures.	Within 21 days after the execution of the deed containing the charge.
397a	Particulars of an issue of secured debentures in a series.	On issue.
398	Certificate of registration in Scotland or Northern Ireland of a charge comprising property situate there.	On application.
400	Particulars of a mortgage or charge subject to which property has been acquired.	21 days after the date on which the acquisition is completed.
403a	Declaration of satisfaction in full or in part of mortgage or charge.	On application.
403b	Declaration that part of the property or undertaking charged: (a) has been released from the charge; or (b) no longer forms part of the company's property or undertaking.	On application.
405(1)	Notice of appointment of receiver or manager.	Within seven days of the order or of the appointment.
405(2)	Notice of ceasing to act as receiver or manager.	On so ceasing.
429(4)	Notice to non-assenting shareholders for compulsory acquisition of shares.	When the first notice is given.
429dec	Statutory declaration relating to notice to non-assenting shareholders.	When the first notice is given.

Section / No	Filing	Time Limit
430A	Notice to non-assenting shareholders.	-
600	Notice of appointment of liquidator – voluntary winding-up (members' or creditors') (Insolvency Act 1986, section 109).	Within 14 days after appointment.

PART 2

Other information to be filed with the Registrar of Companies

This Part summarises other information that, under the Companies Act, Elementis is required to file with the Registrar of Companies.

Section	***Filing***	***Time Limit***
18	Where the memorandum or articles of association of the company have been altered, a copy of the altered memorandum of articles of association.	At the time of filing of the resolution effecting the alteration.
111	Where report has been made on the value of the non-cash consideration paid for an allotment of shares under section 108 Companies Act 1985 a copy of the report must be sent to the Registrar of Companies for registration.	At the same time as the return of allotment is filed for those shares under section 88 Companies Act 1985.
123	In addition, the procedure for an increase in the share capital of a company requires the company to send a copy of the resolution authorising the increase to the Registrar of Companies together with the notice of the increase (Form 123).	Within 15 days after the passing of the resolution.
135-138	A resolution to reduce the share capital and the Court order and minute relating thereto.	Within 15 days of resolution being passed or made; Court order and minute promptly after receipt.
166 and 380(h)	A resolution to give, vary, revoke or renew a company's authority under the Companies Act 1985, section 166 to make market purchase of its own shares.	Within 15 days of the passing of the resolution.
242	Annual Report and Accounts and auditors' report.	Within seven months of year end.
380(a)-(bb)	Copies of special resolutions and extraordinary resolutions or a resolution revoking such a resolution.	Within 15 days of the passing of the resolution.
380(f)	A resolution to give, vary or revoke the authority of directors to allot relevant securities pursuant to the Companies Act 1985, section 80.	Within 15 days of the passing of the resolution.
425	Where a company enters into a compromise or arrangement with its members or creditors (or any class of them) (a "**Scheme of Arrangement**"), the Scheme of Arrangement will not become effective until the order of the Court sanctioning the Scheme of Arrangement is filed with the Registrar of Companies.	

Section	Filing	Time Limit
84(1)(a) Insolvency Act 1988	A resolution for the voluntary winding-up of the company.	Within 15 days of the passing of the resolution.

PART 3

Information to be notified to shareholders under the Companies Act

This Part summarises information that, under the Companies Act, Elementis is required to notify to its shareholders.

Section	Information	Filing Period/Deadline
89	Where a company has not disapplied pre-emption rights it must not allot any equity securities to any person before it has offered those securities in writing to the holders of relevant shares (or if the holder has no registered address a notice published in the Gazette) on the same or more favourable terms and in equal proportion in nominal value to the relevant shares held by him.	The offer of shares on a pre-emptive basis must state that it is to remain open for a minimum of 21 days before the shares can be offered to any person.
238 and 251	To shareholders, holders of debentures and any person entitled to receive notices of general meetings: Directors' Report, Auditor's Report and Annual Accounts or (subject to certain qualifications) a summary financial statement instead.	Not less than 21 days before the date of the meeting at which copies of those documents are to be laid, which must be held within 7 months of the Company's fiscal year end.
369	To shareholders, auditors and any person entitled to receive notices of general meetings, notices of general meetings with explanatory circular and proxy forms.	Not less than 21 days before Annual General Meetings or meetings where it is intended to propose a special or elective resolution not less than 14 days before other General Meetings (unless requisite majority of shareholders consent to shorter notice).
376	A company requisitioned in writing by a specified number of members at the expense of the requisitionists is under a duty to give members of the company entitled to receive notice of the next annual general meeting: (i) notice of any resolution which may properly be and is intended to be moved at that meeting. (ii) any statement of not more than 1,000 words with respect to the matter referred to in any proposed resolution of the business to be dealt with.	The notice of statement must be served at the same time as the notice of the meeting unless this is not practicable, in which case it must be served as soon as practicable thereafter.
379	Where a company receives special notice of a resolution, the company shall give its members	Notice must be given to the members at the

	notice of such a resolution in the same manner as it gives notice of the meeting or if this is not practicable by advertisement in a newspaper having an appropriate circulation or in any mode permitted by the company's articles.	same time as the notice of the meeting and if this is not practicable at least 21 days before the meeting.
381(A)	To shareholders and auditors, written resolutions proposed by the Company.	All shareholders must sign the resolution for the resolution to be passed and the auditors are to be notified at or before the time the resolution is supplied to a member for signature.

PART 4

Information to be announced publicly under the UK Disclosure, Listing and Prospectus Rules

This Part sets out the relevant UK Listing Rules, UK Disclosure Rules and UK Prospectus Rules that require Elementis to announce publicly certain information (via an Elementis notification to a "Regulatory Information Service").

UK LISTING RULES

[Cancellation of listing of equity securities]

5.2.5 (3)+(5) Subject to the provisions of LR 5.2.6 R and LR 5.2.7 R, an issuer that wishes the FSA to cancel the listing of any of its equity securities with a primary listing must:

.....

(3) notify a RIS, at the same time as the circular is despatched to the relevant security holders, of the intended cancellation and of the notice period and meeting; and

(4) also notify a RIS of the passing of the resolution [i.e. shareholders' resolution approving the cancellation] in accordance with LR 9.6.18 R.

[Rights issues]

9.5.5 A listed company must ensure that for a rights issue the following are notified to a RIS as soon as possible:

(1) the issue price and principal terms of the issue; and

(2) the result of the issue and, if any rights not taken up are sold, details of the sale, including the date and price per share.

[Discounts not to exceed 10%]

9.5.10 (4) The listed company must notify a RIS as soon as possible after it has agreed the terms of the offer or placing [i.e. any open offer, placing, vendor consideration placing, offer for subscription of equity shares or an issue out of treasury of a class already listed] .

[Copies of documents]

9.6.1 A listed company must forward to the FSA for publication through the document viewing facility, two copies of all circulars, notices, reports or other documents to which the listing rules apply at the same time as they are issued.

9.6.2 A listed company must forward to the FSA, for publication through the document viewing facility, two copies of all resolutions passed by the listed company other than resolutions concerning ordinary business at an annual general meeting as soon as possible after the relevant general meeting.

9.6.3 (1) A listed company must notify a RIS as soon as possible when a document has been forwarded to the FSA under LR 9.6.1 R or LR 9.6.2 R unless the full text of the document is provided to the RIS.

(2) A notification made under paragraph (1) must set out where copies of the relevant document can be obtained.

[Notifications relating to capital]

9.6.4 A listed company must notify a RIS as soon as possible (unless otherwise indicated in this rule) of the following information relating to its capital:

(1) any proposed change in its capital structure including the structure of its listed debt securities, save that an announcement of a new issue may be delayed while marketing or underwriting, is in progress;

(2) any change in the rights attaching to any class of its listed shares or to any of its listed equity securities which are convertible into equity shares;

(3) any redemption of listed shares including details of the number of shares redeemed and the number of shares of that class outstanding following the redemption;

(4) any extension of time granted for the currency of temporary documents of title;

(5) the effect, if any, of any issue of further securities on the terms of exercise of rights under options, warrants and other securities convertible into equity shares; and

(6) the result of any new issue of equity securities or preference shares or of a public offering of existing shares or other equity securities.

9.6.5 A listed company must notify a RIS as soon as possible of the basis of equity securities offered:

(1) generally to the public for cash; or

(2) by way of an open offer to shareholders.

9.6.6 Where the securities are subject to an underwriting agreement a listed company may, at its discretion and subject to DR 2 (Disclosure and control of inside information by issuers), delay notifying a RIS as required by LR 9.6.4R (6) for up to two business days until the obligation by the underwriter to take or procure others to take securities is finally determined or lapses. In the case of an issue or offer of securities which is not underwritten, notification of the result must be made as soon as it is known.

[Notification of major interests in shares]

9.6.7 A listed company must notify a RIS as soon as possible and in any event by the end of the business day following receipt of the information, of any information disclosed to it in accordance with sections 198 to 208 of the Companies Act 1985 (relating to the obligation to disclose certain major interests in the share capital of a company). The notification must also include the following details:

(1) the date on which the information was disclosed to the company; and

(2) the date on which the transaction was effected, if known.

9.6.8 A listed company must notify a RIS as soon as possible and in any event by the end of the business day following receipt of the information, or any information obtained by it pursuant to section 212 of the Companies Act 1985 (relating to persons interested in shares) or otherwise, where it is apparent that an interest exists or has been increased or reduced or ceased to exist and should have disclosed under sections 198 to 208 of the Companies Act 1985 but has not previously been disclosed.

[Notification of board changes and directors' details]

9.6.11 A listed company must notify a RIS of any change to the board including:

(1) the appointment of a new director stating the appointee's name and whether the position is executive, non-executive or chairman and the nature of any specific function or responsibility of the position;

(2) the resignation, removal or retirement of a director (unless the director retires by rotation and is re-appointed at a general meeting of the listed company's shareholders;

(3) important changes to the role, functions or responsibilities of a director; and

(4) the effective date of the change if it is not with immediate effect;

as soon as possible and in any event by the end of the business day following the decision or receipt of notice about the change by the company.

9.6.12 If the effective date of the board change is not yet known, the notification required by LR 9.6.11 R should state this fact and the listed company should notify a RIS as soon as the effective date has been decided.

9.6.13 A listed company must notify a RIS of the following information in respect of any new director appointed to the board as soon as possible following the decision to appoint the director and in any event within five business days of the decision:

(1) details of all directorships held by the director in any other publicly quoted company at any time in the previous five years, indicating whether or not he is still a director;

(2) any unspent convictions in relation to indictable offences;

(3) details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where the director was an executive director at the time of, or within the 12 months preceding, such events;

(4) details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where the director was a partner at the time of, or within the 12 months preceding such events;

(5) details of receiverships of any asset of such person or of a partnership of which the director was a partner at the time of, or within the 12 months preceding, such event; and

(6) details of any public criticisms of the director by statutory or regulatory authorities (including designated professional bodies) and whether the director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

9.6.14 A listed company must notify a RIS as soon as possible of any changes in the information set out in LR 9.6.13R (1) to LR 9.6.13R (6) in respect of any current director.

[Notification of lock-up arrangements]

9.6.16 A listed company must notify a RIS as soon as possible of information relating to the disposal of equity shares under an exemption allowed in the lock-up arrangements disclosed in accordance with the PD Regulations.

9.6.17 A listed company must notify a RIS as soon as possible of the details of any variation in the lock-up arrangements disclosed in accordance with the PD Regulations or any subsequent announcement.

[Notification of shareholder resolutions]

9.6.18 A listed company must notify a RIS as soon as possible after a general meeting of all resolutions passed by the company other than resolutions concerning ordinary business passed at an annual general meeting.

[Change of name]

9.6.19 A listed company which changes it name must, as soon as possible:

(1) notify a RIS of the change, stating the date on which it has taken effect;

(2) inform the FSA in writing of the change; and

(3) where the listed company is incorporated in the United Kingdom, send the FSA a copy of the revised certificate of incorporation issued by the Registrar of Companies

[Change of accounting date]

9.6.20 A listed company must notify a RIS as soon as possible of:

(1) any change in its accounting reference date; and

(2) the new accounting reference date.

9.6.21 A listed company must prepare and publish a second interim report in accordance with LR 9.9 if the effect of the change in the accounting reference date is to extend the accounting period to more than 14 months.

[Preliminary statement of annual results and dividends]

9.7.2 A listed company must notify a RIS as soon as possible after the board has approved the following matters:

(1) a preliminary statement of the annual results, which must:

(a) have been agreed with the company's auditors;

(b) show the figures in the form of a table, including the items required for a half-yearly report, consistent with the presentation to be adopted in the annual accounts for that financial year;

(c) if the auditors report is likely to be modified, give details of the nature of the modification; and

(d) include any significant additional information necessary for the purpose of assessing the results being announced; and

(2) any decision to pay or make any dividend or other distribution on listed equity or to withhold any dividend or interest payment on listed securities giving details of:

(a) the exact net amount payable per share;

(b) the payment date;

(c) the record date (where applicable); and

(d) any foreign income dividend election, together with any income tax treated as paid at the lower rate and not repayable.

[Half-yearly reports]

9.9.4 A listed company must notify a RIS of the publication of its half-yearly report as soon as possible after its approval by the board.

9.9.5 A listed company must either:

(1) send the half-yearly report to holders of its listed securities; or

(2) insert the half-yearly report, as a paid advertisement, in at least one national newspaper.

[Classifying transactions]

10.2.2 Except as otherwise provided in this chapter, transactions are classified as follows:

(1) Class 3 transaction: a transaction where all percentage ratios are less than 5%;

(2) Class 2 transaction: a transaction where any percentage ratio is 5% or more but each is less than 25%;

(3) Class 1 transaction: a transaction where any percentage ratio is 25% or more; and

(4) Reverse takeover: a transaction consisting of an acquisition by a listed company of a business, an unlisted company or assets where any percentage ratio is 100% or more or which would result in a fundamental change in the business or in a change in board or voting control of the listed company.

[Notification of class 3 acquisitions involving the issue of securities]

10.3.1 (1) If:

(a) a listed company agrees the terms of a class 3 transaction that involves an acquisition; and

(b) the consideration for the acquisition includes the issue of securities for which listing will be sought;

the company must notify a RIS as soon as possible after the terms of the acquisition are agreed.

[Notification of other class 3 transactions]

10.3.2 (1) If:

(a) a listed company agrees the terms of a class 3 transaction of a type other than that referred to in LR 10.3.1 R; and

(b) it releases any details to the public;

it must also notify those details to a RIS by no later than the release of details to the public referred to in paragraph (b)

(2) The notification must include:

(a) details of the transaction, including the name of the other party to the transaction; and

(b) either the value of the consideration, and how this is being satisfied, or the value of the gross assets acquired or disposed of.

[Notification of class 2 transactions]

10.4.1 (1) A listed company must notify a RIS as soon as possible after the terms of a class 2 transaction are agreed.

(2) The notification must include:

(a) details of the transaction, including the name of the other party to the transaction;

(b) a description of the business carried on by, or using, the net assets the subject of the transaction;

(c) the consideration, and how it is being satisfied (including the terms of any arrangements for deferred consideration);

(d) the value of the gross assets the subject of the transaction

(e) the profits attributable to the assets the subject of the transaction;

(f) the effect of the transaction on the listed company including any benefits which are expected to accrue to the company as a result of the transaction;

(g) details of any service contracts of proposed directors of the listed company;

(h) for a disposal, the application of the sale proceeds;

(i) for a disposal, if securities are to form part of the consideration received, a statement whether the securities are to be sold or retained; and

(j) details of key individuals important to the business or company the subject of the transaction.

[Supplementary notification in relation to a class 2 transaction]

10.4.2 (1) A listed company must notify a RIS as soon as possible if, after the notification under LR 10.4.1 R, it becomes aware that:

(a) there has been a significant change affecting any matter contained in that earlier notification; or

(b) a significant new matter has arisen which would have been required to be mentioned in that earlier notification if it had arisen at the time of the preparation of that notification.

(2) The supplementary notification must give details of the change or new matter and also contain a statement that, except as disclosed, there has been no significant change affecting any matter contained in the earlier notification and no other significant new matter has arisen which would have been required to be mentioned in that earlier notification if it had arisen at the time of the preparation of that notification.

[Notification of class 1 transaction and shareholder approval]

10.5.1 A listed company must, in relation to a class 1 transaction:

(1) comply with the requirements of LR 10.4 (Class 2 requirements) for the transaction; and

.....

[Notification and shareholder approval in relation to reverse takeovers]

10.6.1 A listed company must in relation to a reverse takeover comply with the requirements of LR 10.5 (Class 1 requirements) for that transaction.

[Requirements for related party transactions]

11.1.7 If a listed company enters into a related party transaction, the listed company must:

(1) make a notification in accordance with LR 10.4.1 R (Notification of class 2 transactions) that contains the details required by that rule and also:

(a) the name of the related party; and

(b) details of the nature and extent of the related party' s interest in the transaction or arrangement;

.....

[Notification prior to purchase of own equity shares]

12.4.4 (1) Any decision by the board to submit to shareholders a proposal for the listed company to be authorised to purchase its own equity shares must be notified to a RIS as soon as possible.

(2) A notification required by paragraph (1) must set out whether the proposal relates to:

(a) specific purchases and if so, the names of the persons from whom the purchases are to be made; or

(b) a general authorisation to make purchases.

12.4.5 A listed company must notify a RIS as soon as possible of the outcome of the shareholders' meeting to decide the proposal described in LR 12.4.4 R.

[Notification of purchases of own equity shares]

12.4.6 Any purchase of a listed company's own equity shares by or on behalf of the company or any other member of its group must be notified to a RIS as soon as possible, and in any event by no later than 7:30 a.m. on the business day following the calendar day on which the purchase occurred. The notification must include:

(1) the date of purchase;

(2) the number of equity shares purchased;

(3) the purchase price for each of the highest and lowest price paid, where relevant;

(4) the number of equity shares purchased for cancellation and the number of equity shares purchased to be held as treasury shares; and

(5) where equity shares were purchased to be held as treasury shares, a statement of:

(a) the total number of treasury shares of each class held by the company following the purchase and non-cancellation of such equity shares; and

(b) the number of equity shares of each class that the company has in issue less the total number of treasury shares of each class held by the company following the purchase and non-cancellation of such equity shares.

[Notification of capitalisation issues and of sales, transfers and cancellations of treasury shares]

12.6.3 If by virtue of its holding treasury shares, a listed company is allotted shares as part of a capitalisation issue, the company must notify a RIS as soon as possible and in any event by no later than 7:30 a.m. on the business day following the calendar day on which allotment occurred of the following information:

(1) the date of the allotment;

(2) the number of shares allotted;

(3) a statement as to what number of shares allotted have been cancelled and what number is being held as treasury shares; and

(4) where shares allotted are being held as treasury shares, a statement of:

(a) the total number of treasury shares of each class held by the company following the allotment; and

(b) the number of shares of each class that the company has in issue less the total number of treasury shares of each class held by the company following the allotment.

12.6.4 Any sale for cash, transfer for the purposes of or pursuant to an employees' share scheme or cancellation of treasury shares by a listed company must be notified to a RIS as soon as possible and in any event by no later than 7:30 a.m. on the business day following the calendar day on which the sale, transfer or cancellation occurred. The notification must include:

(1) the date of the sale, transfer or cancellation;

(2) the number of shares sold, transferred or cancelled;

(3) the sale or transfer price for each of the highest and lowest prices paid, where relevant; and

(4) a statement of:

(a) the total number of treasury shares of each class held by the company following the sale, transfer or cancellation; and

(b) the number of shares of each class that the company has in issue less the total number of treasury shares or each class held by the company following the sale, transfer or cancellation.

UK DISCLOSURE RULES

[Requirement to disclose inside information]

2.2.1 An issuer must notify a RIS as soon as possible of any inside information which directly concerns the issuer unless DR 2.5.1R applies.

[Selective disclosure]

2.5.6 Whenever an issuer or a person acting on his behalf or for his account disclosed any inside information to any third party in the normal exercise of his employment, profession or duties, the issuer must make complete and effective public disclosure of that information via a RIS, simultaneously in the case of an intentional disclosure, unless DR 2.5.1 R applies.

[Notification of transactions to a RIS]

3.1.4 (1) An issuer must notify a RIS of information notified to it in accordance with:

(a) DR 3.1.2 R [concerning transactions in an issuer's shares by directors or other persons discharging managerial duties] ; and

(b) section 324 as extended by section 328 of the Companies Act 1985 or entered into the issuer's register in accordance with section 325(3) of (4) of the Companies Act 1985 [concerning directors' interests in an issuer's shares].

(2) The notification to a RIS as described in paragraph (1) must be made as soon as possible, and in any event by no later than the end of the business day following the receipt of the information by the issuer.

UK PROSPECTUS RULES

[Annual information update]

5.2.1 An issuer whose transferable securities are admitted to trading and in relation to whom the United Kingdom is the Home State must at least annually prepare a document (an annual information update) that refers to or contains all information that has been published or made available to the public over the previous 12 months in one or more EEA States and in third countries in compliance with its obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

[Details to be provided in annual information update]

5.2.4 If the annual information update refers to information it must state where the information can be obtained.

[Filing and publication of annual information update]

5.2.7 The issuer must file the annual information update with the FSA by notifying it to a RIS.

PART 5

Information to be notified to shareholders under the UK Listing Rules

This Part sets out the relevant UK Listing Rules that require Elementis to notify information to shareholders.

[Cancellation of listing of equity securities]

5.2.5 (1) Subject to the provisions of LR 5.2.6 R and LR 5.2.7 R, an issuer that wishes the FSA to cancel the listing of any of its equity securities with a primary listing must:

(1) send a circular to the holders of the securities. The circular must:

(a) comply with the requirements of LR 13.3.1 R and LR 13.3.2 R (contents of all circulars);

(b) be submitted to the FSA for approval prior to publication; and

(c) include the anticipated date of cancellation (which must be not less than 20 business days following the passing of the resolution referred to in paragraph (2));

.....

[Prescribed information to holders]

9.3.3 A listed company must ensure that at least in each EEA State in which its equity securities or preference shares are listed all the necessary facilities and information are available to enable holders to exercise their rights. In particular it must:

(1) inform holders of meetings which they are entitled to attend;

(2) enable them to exercise their vote, where applicable; and

(3) publish notices or distribute circulars giving information on:

(a) the allocation and payment of dividends and/or interest;

(b) the issue of new securities, including arrangements for the allotment, subscription, conversion or exchange of such securities; and

(c) redemption or repayment of the securities.

[Half-yearly reports]

9.9.5 A listed company must either:

(1) send the half-yearly report to holders of its listed securities; or

(2) insert the half-yearly report, as a paid advertisement, in at least one national newspaper.

[Open offers]

9.5.8 A listed company must ensure that in relation to communicating information on an open offer:

(1) if the offer is subject to shareholder approval in general meeting the announcement must state that this is the case; and

(2) the circular dealing with the offer must not contain any statement that might be taken to imply that the offer gives the same entitlement as a rights issue.

[Copies of documents]

9.6.1 A listed company must forward to the FSA for publication through the document viewing facility, two copies of all circulars, notices, reports or other documents to which the listing rules apply at the same time as they are issued.

[Notification and shareholder approval in relation to class 1 transactions]

10.5.1 A listed company must, in relation to a class 1 transaction:

.....

(2) send an explanatory circular to its shareholders and obtain their prior approval in a general meeting for the transaction.

[Notification and shareholder approval in relation to reverse takeovers]

10.6.1 A listed company must in relation to a reverse takeover comply with the requirements of LR 10.5 (Class 1 requirements) for that transaction.

[Requirements for related party transactions]

11.1.7 If a listed company enters into a related party transaction, the listed company must:

.....

(2) send a circular to its shareholders containing the information required by LR 13.3 and LR 13.6.